Exhibit 99.2

FYE26-Q3 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending December 31, 2025

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 GMT) on Wednesday, February 4, 2026. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/o443v7p2/

Dear Shareholder,

Arm delivered record third quarter results. Revenue grew 26% year-on-year to $1.24 billion, representing record quarterly revenue and our fourth consecutive billion dollar revenue quarter. Royalty revenue grew a robust 27% year-over-year to a record of $737 million driven by growth across our target end markets, including AI and general purpose data center, smartphones, physical AI and edge AI. Licensing revenue of $505 million increased 25% year-over-year. Demand for the Arm platform is strong as more leading companies signed high-value licenses for next-generation technologies.

Our revenue growth lifted our non-GAAP EPS to $0.43 as we continue to increase investment in R&D. Our results reflect the strength of our platform and our long-term commitment to innovation across a broad range of compute technologies. The fundamentals of the Arm business have never been better.

Arm: A Diversified Compute Platform Built for the AI Era
AI is driving a fundamental shift in how compute is architected, deployed, and scaled. As AI workloads proliferate across cloud infrastructure, autonomous systems, and edge devices, the industry requires platforms that deliver high performance, energy efficiency, and flexibility across a broad range of power envelopes and use cases. Only Arm’s compute platform can address these demands, supporting AI workloads ranging from milliwatts to gigawatts, and serving the industry’s broadest set of markets.

We are seeing strong momentum for AI across every layer of computing, from the edge to the cloud. To align with where this growth is taking shape, we have organized our business into three AI domains: Edge AI, serving smartphones and IoT; Physical AI, supporting automotive and robotics; and Cloud AI, addressing data center and networking.

Compute Subsystems Drive Royalty Growth and Value Capture
Since announcing our Arm Compute Subsystems (CSS) nearly 2 ½ years ago, we have seen demand beyond our expectations. During the quarter, Arm signed two additional CSS licenses for use in edge AI tablets and smartphones, bringing the total to 21 CSS licenses across 12 companies. Five customers are now shipping CSS-based chips, including two shipping its second-generation platform, and the top four Android smartphone vendors are all shipping CSS-powered devices. The challenges associated with complex chip design are only increasing and as a result more and more customers are moving to CSS to address this. The increased CSS adoption represents a significant tailwind to royalty growth, as CSS expands both the value Arm delivers and the economics we capture.

Cloud and Data Center Adoption Reaches New Scale
The shift towards inference is redefining AI datacenter designs. Increasingly, this inference is agent-based. These workloads are persistent, always on, and power constrained. This is a fundamental change in how AI systems operate.

The reason for this is that agent-based AI involves many agents running continuously — coordinating tasks, accessing data, and interacting with services in real time. These systems are control and orchestration-heavy, running continuously and not as one-off requests. This type of work can only be done by CPUs, which is why this evolution is making the CPU more essential than ever in AI datacenters.

As agent-based inference scales, demand increases for CPU chips with even higher numbers of CPU cores. These require more power efficient CPUs that can run continuously within tight power and cost constraints.

The requirement for more CPU cores in a chip and more power efficient cores directly benefits Arm. Arm-based CPU chips deliver industry-leading performance per watt, enabling customers to scale core counts and run always-on AI workloads efficiently. We are seeing this trend play out in the market now where Arm Neoverse CPUs have now surpassed one billion cores deployed, and Arm’s share among top hyperscalers is expected to reach nearly 50%.

The leading hyperscalers are launching new products with increased core counts to address this opportunity. AWS launched its fifth-generation Graviton processor with 192 cores, doubling core count from Graviton4, and delivering up to 25% higher performance and 33% lower latency improvement versus Graviton4. NVIDIA’s next-generation Vera CPU features 88 Arm-based cores, up from 72 cores in the Grace CPU generation. Microsoft recently introduced Cobalt 200, built on the higher performance Arm Neoverse CSS V3 with 132 cores, up from 128 cores in Cobalt 100, which was based on the prior Neoverse N2 platform. Google previewed its second Arm-based server processor, with Axion-powered N4A instances delivering up to 2x better price-performance and 80% better performance per watt than comparable x86 offerings and has now migrated over 30,000 applications to the Arm instruction set.

The Arm compute platform enables tightly integrated system designs that scale AI more efficiently, increasing AI output—often measured as more tokens per watt—so customers can deploy more AI applications within the same power and cost envelope. AWS integrates Graviton CPUs with Arm-based Nitro DPUs and Trainium accelerators to deliver system-level efficiency while preserving customer flexibility. NVIDIA’s AI platforms pair their GPUs with Arm-based Grace CPUs and Arm-based Bluefield DPUs, and the transition to its Arm-based Vera platform delivering a 6x increase in DPU compute capability over the prior generation.

Together, these trends reinforce a clear conclusion: as AI inference becomes more agent-based, CPU-led orchestration and power efficiency matter more. Triple-digit growth in Arm's data center royalty revenue illustrates that Arm’s role at the center of modern data center architectures continues to grow.

Edge and Physical AI Open New Growth Frontiers
AI is now moving beyond the datacenter into everyday devices. These devices have distinctive design challenges as opposed to the datacenter. Vehicles and machines that operate in real time under strict power, safety, and reliability constraints represent a vastly different design problem. In these environments, CPUs play the leading role. Edge and physical AI systems are dominated by control logic, safety monitoring, and system coordination, with AI models invoked as part of a larger, continuous workflow. Efficient, predictable, local general-purpose compute is essential to support these always on workloads while operating within tight power budgets.

A common example is an on-device AI agent running on a smartphone, PC, or in a vehicle. The agent continuously monitors system and sensor inputs, prioritizes tasks, invokes AI models when needed, and responds in real time — all while operating quietly in the background and preserving battery life. Given the power constraints, the CPU is managing all these tasks.

These requirements align perfectly with where Arm excels. Arm’s compute platform delivers excellent power efficiency, predictable latency, and power sipping always-on operation, while providing a common software foundation that scales across consumer devices, vehicles, and robotics. This software consistency allows customers to deploy AI systems across multiple form factors without rebuilding software stacks, supported by the world’s largest developer ecosystem.

Leading innovators recognize this and are building custom Arm-based chips to tightly integrate AI, sensing, and real-time control while preserving software continuity. In December, Rivian announced its third-generation Autonomy Computer built on the Arm-based Rivian Autonomy Processor, powering their first production vehicle based on a custom Arm chip and the first to deploy Armv9 in a production car. Tesla’s upcoming Optimus humanoid robot is also powered by a custom Arm-based AI processor, underscoring Arm’s role at the forefront of physical AI.

At the same time, the broader robotics and autonomous systems market is scaling through Arm-based platforms from leading silicon providers. NVIDIA’s Jetson Thor platform and Qualcomm’s Dragonwing platform are built on Arm and are widely used to power robots, autonomous machines, and intelligent vehicles across industries. Together, these deployments reinforce Arm as the common compute foundation for the physical AI ecosystem.

At the edge, adoption of Arm-based platforms across smartphones, Chromebooks, and PCs continues to grow as demand rises for on-device AI that balances performance, battery life, and privacy. In Chromebooks, OEMs including Lenovo and Acer are deploying Arm-based designs from entry level systems through the Chromebook Plus category, driven by Arm’s performance-per-watt advantage versus x86, which translates into several additional hours of battery life.

Arm: The Foundation for AI at Every Scale
AI is reshaping every part of computing — from hyperscale data centers and autonomous machines to devices in the palm of your hand. As AI systems become more agent-based and increasingly distributed across cloud, edge, and physical environments, customers require platforms that deliver performance, efficiency, and consistency across a wide range of use cases and power envelopes.

Arm uniquely delivers this foundation. Our compute platform spans from milliwatts to gigawatts and is supported by the world’s largest developer ecosystem, with over 22 million developers, representing more than 80% of the global total. This ecosystem enables customers to deploy AI workloads across data centers, devices, and embedded systems without rebuilding software stacks or retraining developers, allowing AI to move seamlessly as workloads evolve.

We remain focused on executing our strategy: strengthening our product portfolio, expanding our software and developer ecosystem, and innovating closely with our partners to deliver system-level solutions optimized for the AI era. As AI continues to proliferate across industries and form factors, Arm’s platform will remain the common foundation connecting them all — driving long-term growth, ecosystem expansion, and sustainable value creation for our shareholders.

“Arm delivered a record revenue quarter as demand for AI computing on our platform continues to accelerate” said Rene Haas, CEO. “Record royalty results in the third quarter reflect the growing scale of our ecosystem, as customers design the Arm compute platform into next-generation systems across cloud, edge, and physical environments to deliver high-performance, power-efficient AI. The fundamentals of the Arm business have never been stronger.”

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q3 FYE26 Financial Overview
•Arm's Q3 results demonstrated strong year-over-year revenue growth. Total revenue increased 26% year-over-year to $1,242 million, representing a record quarter for revenue and exceeding $1 billion for the fourth consecutive quarter.
•Royalty revenue increased 27% year-over-year to $737 million, driven by the continued adoption of Arm technology with higher royalty rates per chip, such as Armv9 architecture and Arm CSS, and increased usage of Arm-based chips in data centers.
•License and other revenue increased 25% year-over-year to $505 million due to normal fluctuations in the timing and size of multiple high-value license agreements and contributions from backlog.
•Annualized contract value (ACV), a metric for normalized license and other revenue, increased 28% year-over-year to $1,620 million.
•Remaining performance obligations (RPO), a metric for unearned revenue and amounts to be invoiced and recognized in future periods, decreased 8% year-over-year to $2,148 million. The Company expects to recognize approximately 31% of RPO as revenue over the next 12 months, 19% over the subsequent 13-to 24-month period, and the remainder thereafter.
•Arm Total Access licenses increased by 2 during the quarter to 50, including more than half of our top 30 customers. Arm Flexible Access customers increased by 6 during the quarter to 318.
•GAAP gross profit was $1,212 million, which equates to a GAAP gross margin of 97.6%. Non-GAAP gross profit was $1,221 million, which equates to a non-GAAP gross margin of 98.3%.
•GAAP operating expenses were $1,027 million. Non-GAAP operating expenses were $716 million and increased 37% year-over-year.
•GAAP research and development was $737 million. Non-GAAP research and development was $512 million and increased 46% year-over-year driven by investment in engineering headcount.
•GAAP selling, general and administrative was $284 million. Non-GAAP selling, general and administrative was $204 million and increased 19% year-over-year.
•GAAP operating income was $185 million. Non-GAAP operating income was $505 million.
•GAAP operating margin decreased to 14.9% from 17.8% in the prior year period. Non-GAAP operating margin decreased to 40.7% from 45.0% in the prior year period.
•GAAP effective tax rate was 2.2%. The non-GAAP effective tax rate was 14.9%.
•GAAP net income was $223 million and GAAP fully diluted earnings per share ("EPS") was $0.21 compared with $0.24 in the same period a year ago. Non-GAAP net income was $457 million and non-GAAP fully diluted EPS was $0.43 compared with $0.39 in the same period a year ago.
•Operating cash flow was $365 million and non-GAAP free cash flow (FCF) was $169 million.
•Cash and cash equivalents and short-term investments totaled $3,542 million.

Guidance and Results

Quarterly Guidance & Results	Q3 FYE26 Guidance	Q3 FYE26 Results	Q4 FYE26 Guidance
Revenue	$1.225bn +/- $50m	$1.242bn	$1.470bn +/- $50m
Non-GAAP operating expense (1)	~$720m	$716m	~$745m
Non-GAAP fully diluted earnings per share (1)	$0.41 +/- $0.04	$0.43	$0.58 +/- $0.04

(1) For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics for the three months ended December 31, 2025 (for year-to-date key financial metrics, see the "Condensed Consolidated Income Statements" and "GAAP to Non‑GAAP Reconciliation" sections below):

(in millions, except where indicated)	GAAP			Non-GAAP (1)
	Q3 FYE26	Q3 FYE25	Y/Y%	Q3 FYE26	Q3 FYE25	Y/Y%
Total revenue (2)	$1,242	$983	26%	$1,242	$983	26%
License and other revenue	505	403	25%	505	403	25%
Royalty revenue	737	580	27%	737	580	27%
Cost of sales	(30)	(28)	7%	(21)	(19)	11%
Gross profit	1,212	955	27%	1,221	964	27%
Gross margin (%)	97.6%	97.2%		98.3%	98.1%
Operating expenses	$(1,027)	$(780)	32%	$(716)	$(522)	37%
Research and development	(737)	(533)	38%	(512)	(350)	46%
Selling, general and administrative	(284)	(247)	15%	(204)	(172)	19%
Disposal, restructuring and other operating expenses, net (4)	(6)	—	nm	—	—	nm
Operating income (loss)	185	175	6%	505	442	14%
Operating margin (%)	14.9%	17.8%		40.7%	45.0%
Net income (loss)	223	252	(12)%	457	417	10%
Diluted earnings (loss) per share ($)	$0.21	$0.24	(13)%	$0.43	$0.39	10%
Net cash provided by (used for) operating activities	365	423	(14)%
Non-GAAP free cash flow				169	349	(52)%
Non-GAAP free cash flow trailing twelve months (TTM)				893	573	56%

Operating metrics (3):				Q3 FYE26	Q3 FYE25	Y/Y%
Annualized contract value (in millions)				$1,620	$1,270	28%
Remaining performance obligations (in millions)				$2,148	$2,325	(8)%
Number of extant Arm Total Access licenses				50	40
Number of extant Arm Flexible Access licenses				318	295

(1)    Non-GAAP cost of sales, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP operating income (loss) Non-GAAP operating margin, Non-GAAP net income (loss), Non-GAAP diluted earnings (loss) per share, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    Total revenue, license and other revenue, and royalty revenue are presented in accordance with GAAP only.
(3)    Operating metrics are as of the last day of the applicable period. We continually review our key operating metrics to ensure that they provide useful information to investors in understanding and evaluating our results of operations. The quarterly number of employees and engineers as a key operating metric has become less relevant to our growth. We will continue to disclose our total number of employees on an annual basis in the shareholder letter for our fourth fiscal quarter, which we believe is sufficient and in line with comparable companies. As such, starting in Q1 FYE26, we are no longer reporting the total number of employees and engineers in our shareholder letter for our first, second and third fiscal quarters.
(4)     Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Where arrangements include royalty buydowns or upfront minimum royalty commitments, the Company treats them as fixed contract consideration. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and the customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the SoC level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. Referenced figures are based on the most recent royalty report data that relates to the prior quarter.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm Technology (China) Co. Limited ("Arm China"). Over the last several years many customers have opted for Arm Total Access and Arm Flexible Access licenses because of the subscription model providing comprehensive access to Arm IP products, tools and models, support and training, software, and physical IP.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP disposal, restructuring and other operating expenses, net, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP effective tax rate benefit (expense), non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income (loss) before income taxes, non-GAAP income tax benefit (expense), net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share, or earnings per share, attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures (other than non-GAAP free cash flow and non-GAAP free cash flow TTM) presented herein exclude acquisition-related expenses, share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, other operating income (expenses), net, restructuring and related costs, gain on disposal of business, costs associated with disposal activities, (income) loss from equity investments, (income) loss from debt investments, and income tax effect on non-GAAP adjustments. Non-GAAP free cash flow and non-GAAP free cash flow TTM exclude purchases of property and equipment, purchases of intangible assets, and payment of intangible asset obligations. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2025	2024	2025	2024
Revenue:
Revenue from external customers	$904	$698	$2,342	$2,165
Revenue from related parties	338	285	1,088	601
Total revenue	1,242	983	3,430	2,766
Cost of sales	(30)	(28)	(89)	(93)
Gross profit (loss)	1,212	955	3,341	2,673
Operating expenses:
Research and development	(737)	(533)	(2,078)	(1,525)
Selling, general and administrative	(284)	(247)	(795)	(727)
Disposal, restructuring and other operating expenses, net	(6)	—	(6)	—
Total operating expense	(1,027)	(780)	(2,879)	(2,252)
Operating income (loss)	185	175	462	421
Income (loss) from equity investments, net	6	39	(6)	53
Interest income, net	29	28	83	89
Other non-operating income (loss), net	8	26	137	13
Income (loss) before income taxes	228	268	676	576
Income tax benefit (expense)	(5)	(16)	(85)	6
Net income (loss)	$223	$252	$591	$582

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.21	$0.24	$0.56	$0.56
Diluted	$0.21	$0.24	$0.55	$0.55

Weighted average ordinary shares outstanding
Basic	1,062	1,052	1,060	1,049
Diluted	1,069	1,064	1,068	1,062

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	December 31, 2025	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	$2,807	$2,085
Short-term investments	735	740
Accounts receivable, net (including receivables from related parties of $248 and $279 as of December 31, 2025 and March 31, 2025, respectively)	984	1,107
Contract assets (including contract assets from related parties of $499 and $152 as of December 31, 2025 and March 31, 2025, respectively)	848	642
Prepaid expenses and other current assets	362	256
Total current assets	5,736	4,830
Non-current assets:
Property and equipment, net	732	354
Operating lease right-of-use assets	381	320
Finance lease right-of-use assets	76	40
Equity investments (including investments held under fair value option of $157 and $300 as of December 31, 2025 and March 31, 2025, respectively)	369	565
Goodwill	1,625	1,620
Intangible assets, net	240	151
Deferred tax assets	439	401
Non-current portion of contract assets	278	346
Other non-current assets	300	305
Total non-current assets	4,440	4,102
Total assets	$10,176	$8,932
Liabilities:
Current liabilities:
Accrued compensation and benefits	$147	$140
Tax liabilities	97	124
Contract liabilities (including contract liabilities from related parties of $91 and $105 as of December 31, 2025 and March 31, 2025, respectively)	331	209
Operating lease liabilities	40	30
Other current liabilities (including payables to related parties of $10 and $11 as of December 31, 2025 and March 31, 2025, respectively)	442	426
Total current liabilities	1,057	929
Non-current liabilities:
Non-current portion of accrued compensation	30	26
Deferred tax liabilities	6	41
Non-current portion of contract liabilities	720	702
Non-current portion of operating lease liabilities	397	316
Other non-current liabilities	168	79
Total non-current liabilities	1,321	1,164
Total liabilities	2,378	2,093
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,097 shares authorized, 1,062 shares issued and outstanding as of December 31, 2025; and 1,088 shares authorized, 1,057 shares issued and outstanding as of March 31, 2025	2	2
Additional paid-in capital	3,273	2,922
Accumulated other comprehensive income (loss)	389	372
Retained earnings	4,134	3,543
Total shareholders’ equity	7,798	6,839
Total liabilities and shareholders’ equity	$10,176	$8,932

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2025	2024	2025	2024
Cash flows provided by (used for) operating activities:
Net income (loss)	$223	$252	$591	$582
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	63	47	178	134
Deferred income taxes	(29)	7	(55)	(4)
(Income) loss from equity investments, net	(6)	(39)	6	(53)
Share-based compensation cost	285	227	791	627
Operating lease expense	15	10	42	28
Gain on business divestiture	—	—	(131)	—
Other non-cash operating activities, net	(7)	(12)	(25)	—
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	135	66	123	(159)
Contract assets, net (including contract assets from related parties)	(231)	(56)	(138)	(207)
Prepaid expenses and other assets	(89)	(26)	(85)	(82)
Accrued compensation and benefits	35	11	14	(182)
Contract liabilities (including contract liabilities from related parties)	21	4	140	11
Tax liabilities	(42)	(38)	(64)	(106)
Operating lease liabilities	(11)	(7)	(33)	(28)
Other liabilities (including payables to related parties)	3	(23)	(90)	(422)
Net cash provided by (used for) operating activities	$365	$423	$1,264	$139

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(325)	(290)	(730)	(355)
Proceeds from maturity of short-term investments	330	515	735	720
Purchases of equity investments	(6)	(11)	(9)	(52)
Purchases of intangible assets	(5)	—	(14)	(16)
Proceeds from business divestiture	—	—	127	—
Proceeds from settlement of loans, including convertible loans	56	—	56	—
Proceeds from sale or liquidation of equity investments	194	—	194	—
Purchases of property and equipment	(179)	(63)	(471)	(145)
Other investing activities, net, including investments in convertible loans	(13)	1	(12)	1
Net cash provided by (used for) investing activities	$52	$152	$(124)	$153

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(12)	(11)	(49)	(42)
Proceeds from Employee Stock Purchase Plan	—	—	35	—
Other financing activities, net	1	—	(23)	(21)
Payments of withholding tax on vested shares	(119)	(15)	(406)	(112)
Net cash provided by (used for) financing activities	$(130)	$(26)	$(443)	$(175)

Effect of foreign exchange rate changes on cash and cash equivalents	2	(11)	25	(4)
Net increase (decrease) in cash and cash equivalents	289	538	722	113
Cash and cash equivalents at the beginning of the period	2,518	1,498	2,085	1,923
Cash and cash equivalents at the end of the period	$2,807	$2,036	$2,807	$2,036

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended December 31, 2025
(in millions, except per share amounts)	GAAP Results	Acquisition-related expenses	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Restructuring and related costs	(Income) loss from equity investments, net	(Income) loss from debt investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,242	$—	$—	$—	$—	$—	$—	$—	$1,242
Cost of sales	(30)	—	8	1	—	—	—	—	(21)
Gross profit (loss)	1,212	—	8	1	—	—	—	—	1,221
Gross margin	97.6%								98.3%
Operating expenses:
Research and development	(737)	—	204	21	—	—	—	—	(512)
Selling, general and administrative	(284)	1	73	6	—	—	—	—	(204)
Disposal, restructuring and other operating expenses, net	(6)	—	—	—	6	—	—	—	—
Total operating expense	(1,027)	1	277	27	6	—	—	—	(716)
Operating income (loss)	185	1	285	28	6	—	—	—	505
Operating margin	14.9%								40.7%
Income (loss) from equity investments, net	6	—	—	—	—	(6)	—	—	—
Interest income, net	29	—	—	—	—	—	—	—	29
Other non-operating income (loss), net	8	—	—	—	—	—	(5)	—	3
Income (loss) before income taxes	228	1	285	28	6	(6)	(5)	—	537
Income tax benefit (expense)	(5)	—	—	—	—	—	—	(75)	(80)
Net income (loss)	$223	$1	$285	$28	$6	$(6)	$(5)	$(75)	$457
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.21								$0.43
Diluted	$0.21								$0.43
Weighted average ordinary shares outstanding
Basic	1,062								1,062
Diluted	1,069								1,069

Effective tax rate benefit (expense)	(2.2)%								(14.9)%
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended December 31, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Costs associated with disposal activities	(Income) loss from equity investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$983	$—	$—	$—	$—	$—	$983
Cost of sales	(28)	7	2	—	—	—	(19)
Gross profit (loss)	955	7	2	—	—	—	964
Gross margin	97.2%						98.1%
Operating expenses:
Research and development	(533)	154	29	—	—	—	(350)
Selling, general and administrative	(247)	66	6	3	—	—	(172)
Total operating expense	(780)	220	35	3	—	—	(522)
Operating income (loss)	175	227	37	3	—	—	442
Operating margin	17.8%						45.0%
Income (loss) from equity investments, net	39	—	—	—	(39)	—	—
Interest income, net	28	—	—	—	—	—	28
Other non-operating income (loss), net	26	—	—	—	—	—	26
Income (loss) before income taxes	268	227	37	3	(39)	—	496
Income tax (expense) benefit	(16)	—	—	—	—	(63)	(79)
Net income (loss)	$252	$227	$37	$3	$(39)	$(63)	$417
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.24						$0.40
Diluted	$0.24						$0.39
Weighted average ordinary shares outstanding
Basic	1,052						1,052
Diluted	1,064						1,064
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Nine Months Ended December 31, 2025
(in millions, except per share amounts)	GAAP Results	Acquisition-related expenses	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Other operating income (expenses), net	Costs associated with disposal activities	Restructuring and related costs	Gain on disposal of business	(Income) loss from equity investments, net	(Income) loss from debt investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$3,430	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,430
Cost of sales	(89)	—	22	4	—	—	—	—	—	—	—	(63)
Gross profit (loss)	3,341	—	22	4	—	—	—	—	—	—	—	3,367
Gross margin	97.4%											98.2%
Operating expenses:
Research and development	(2,078)	—	575	85	—	—	—	—	—	—	—	(1,418)
Selling, general and administrative	(795)	1	194	32	2	1	—	—	—	—	—	(565)
Disposal, restructuring and other operating expenses, net	(6)	—	—	—	—	—	6	—	—	—	—	—
Total operating expense	(2,879)	1	769	117	2	1	6	—	—	—	—	(1,983)
Operating income (loss)	462	1	791	121	2	1	6	—	—	—	—	1,384
Operating margin	13.5%											40.3%
Income (loss) from equity investments, net	(6)	—	—	—	—	—	—	—	6	—	—	—
Interest income, net	83	—	—	—	—	—	—	—	—	—	—	83
Other non-operating income (loss), net	137	—	—	—	—	—	—	(131)	—	(5)	—	1
Income (loss) before income taxes	676	1	791	121	2	1	6	(131)	6	(5)	—	1,468
Income tax benefit (expense)	(85)	—	—	—	—	—	—	—	—	—	(135)	(220)
Net income (loss)	$591	$1	$791	$121	$2	$1	$6	$(131)	$6	$(5)	$(135)	$1,248
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.56											$1.18
Diluted	$0.55											$1.17
Weighted average ordinary shares outstanding
Basic	1,060											1,060
Diluted	1,068											1,068
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Nine Months Ended December 31, 2024
(in millions, except share and per share amounts)	GAAP Results	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Costs associated with disposal activities	(Income) loss from equity investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$2,766	$—	$—	$—	$—	$—	$2,766
Cost of sales	(93)	20	6	—	—	—	(67)
Gross profit (loss)	2,673	20	6	—	—	—	2,699
Gross margin	96.6%						97.6%
Operating expenses:
Research and development	(1,525)	437	118	—	—	—	(970)
Selling, general and administrative	(727)	170	39	5	—	—	(513)
Total operating expense	(2,252)	607	157	5	—	—	(1,483)
Operating income (loss)	421	627	163	5	—	—	1,216
Operating margin	15.2%						44.0%
Income (loss) from equity investments, net	53	—	—	—	(53)	—	—
Interest income, net	89	—	—	—	—	—	89
Other non-operating income (loss), net	13	—	—	—	—	—	13
Income (loss) before income taxes	576	627	163	5	(53)	—	1,318
Income tax (expense) benefit	6	—	—	—	—	(171)	(165)
Net income (loss)	$582	$627	$163	$5	$(53)	$(171)	$1,153
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.56						$1.10
Diluted	$0.55						$1.09
Weighted average ordinary shares outstanding
Basic	1,049						1,049
Diluted	1,062						1,062
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following are reconciliations of Net cash provided by (used for) operating activities to Non-GAAP free cash flow and Non-GAAP free cash flow TTM:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2025	2024	2025	2024
Net cash provided by (used for) operating activities	$365	$423	$1,264	$139
Adjusted for:
Purchases of property and equipment	(179)	(63)	(471)	(145)
Purchases of intangible assets	(5)	—	(14)	(16)
Payment of intangible asset obligations	(12)	(11)	(49)	(42)
Non-GAAP free cash flow	$169	$349	$730	$(64)

	Trailing Twelve Months Ended December 31,
(in millions)	2025	2024
Net cash provided by (used for) operating activities	$1,522	$806
Adjusted for:
Purchases of property and equipment	(545)	(156)
Purchases of intangible assets	(18)	(24)
Payment of intangible asset obligations	(66)	(53)
Non-GAAP free cash flow TTM	$893	$573

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, any of the following: our dependence on the semiconductor and electronics industries and the demand for the products of our customers; our dependence on the compatibility of our products with the manufacturing and design processes of our customers; our development of compute subsystems, chiplets, or complete System-on-a-Chip (SoC) solutions as well as other more integrated compute products; our reliance on third parties to market and sell chips and end products incorporating our products, as well as add value to our licensed products; our dependence on a limited number of customers for a significant portion of our revenue; the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel; our ability to adequately fund our research and development efforts; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with our architecture; our ability to protect our proprietary products and our brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; our ability to verify royalty amounts owed to us under our licensing agreements; risks related to foreign exchange fluctuations; changes in our effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth; risks associated with the slow development of the market for our connectivity, device and data management platform; the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data; our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., our controlling shareholder, conflicting with the interests of other holders of our ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 28, 2025, for additional risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by forward-looking statements included herein.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.